File No. 70-9353


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                       ----------------------------------

                         POST-EFFECTIVE AMENDMENT NO. 10
                                       TO
                                    FORM U-1
                       ----------------------------------


                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                               AEP RESOURCES, INC.
                            AEP ENERGY SERVICES, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                 A. A. Pena, Senior Vice President and Treasurer
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

                                      * * *

                        Jeffrey D. Cross, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                   (Names and addresses of agents for service)



      American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), AEP Energy Services, Inc., a wholly-owned non-utility subsidiary of AEP ("AEPES"), and AEP Resources, Inc., a wholly-owned non-utility subsidiary of AEP and an intermediate holding company of non-utility subsidiaries (collectively, with any new or successor intermediate holding company of non-utility subsidiaries, "Resources"), hereinafter sometimes collectively referred to as "Applicants", hereby amend the Application-Declaration in File No. 70-9353 as follows:


      1.    By amending and restating Item 1 of the Application-Declaration:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

      A.    Background

      By orders issued in connection with File No. 70-8779 dated September 13, 1996 (HCAR No. 26572), September 27, 1996 (HCAR No. 26583), May 2, 1997 (HCAR
No. 26713), November 30, 1998 (HCAR No. 26947) and April 7, 1999 (HCAR No.
26998), the Commission authorized AEP to form direct or indirect nonutility subsidiaries to broker and market energy commodities, including electric power, natural and manufactured gas, emission allowances, coal, oil, refined petroleum products and natural gas liquids in the United States ("Commodities Business"). By order issued in connection with File No. 70-8779 dated August 19, 1999 (HCAR No. 27062), the Commission authorized AEP to engage in the Commodities Business in Canada.

      Pursuant to an order of the Commission issued in connection with File No. 70-7622 dated June 6, 1989 (HCAR No. 24898) and supplemental orders issued in connection with File No. 70-7622 dated October 8, 1993 (HCAR No. 25905) and February 4, 1994 (HCAR No. 25984), AEP obtained authorization to invest in Resources, whose primary business is development of, and investments in, exempt wholesale generators, foreign utility companies, qualifying cogeneration facilities and other energy-related domestic and international investment opportunities and projects.

      Pursuant to previous orders of the Commission issued in connection with this File No. 70-9353 (HCAR Nos. 26933, 27120, 27313 and 27432 dated November 2,
1998, December 22, 1999, December 21, 2000 and August 13, 2001, respectively, which orders are referred to collectively herein as the "Previous Orders"), Applicants were authorized to acquire in one or more transactions from time to time through December 31, 2003, non-utility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities, that would be incidental to and would assist Applicants and their subsidiaries (or any other energy trading, marketing or brokering subsidiary hereafter acquired by Applicants) in connection with their duly authorized marketing, brokering and trading activities as more fully explained below. Applicants are authorized pursuant to the Previous Orders to invest up to $2.0 billion in such non-utility energy assets or in the equity securities of companies substantially all of whose physical properties consist of such non-utility energy assets.

      Pursuant to the authority granted by the Commission in the Previous Orders, Applicants have, among other things, acquired midstream gas assets, including intrastate pipeline systems in Louisiana and Texas, natural gas processing plants and storage facilities.

      B.    Summary of Proposed Transaction

      Applicants are now seeking approval to acquire in one or more transactions from time to time through June 30, 2004 (the "Authorization Period"), additional energy assets in Canada as well as the United States, including, without limitation, oil and natural gas exploration, development, production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that would be incidental to and would assist Applicants and their subsidiaries (or any other energy trading, marketing or brokering subsidiary hereafter acquired by Applicants) in connection with the Commodities Business.1

      Pursuant to the Previous Orders, Applicants were authorized to organize direct or indirect special purpose financing subsidiaries organized specifically for the purpose of financing any such acquisition ("Special Purpose Finance Subsidiaries"), which authority Applicants request continue throughout the Authorization Period. Applicants further request approval to invest up to an additional $2.0 billion, which, together with existing authority, would increase the aggregate amount that could be invested to $4.0 billion (the "Investment Limitation") during the Authorization Period in such Energy Assets or in the securities of companies substantially all of whose physical properties consist of such Energy Assets.2 Consistent with the Previous Orders, such Energy Assets (or equity securities of companies owning Energy Assets) may be acquired for cash or in exchange for common stock of AEP or other securities of Applicants or may include the assumption of debt of the seller of such Energy Assets, or any combination of the foregoing. Consistent with the Previous Orders, if common stock of AEP is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. Consistent with the Previous Orders, under no circumstances will Applicants acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such companies to be considered an "electric utility company" or "gas utility company" as defined under the 1935 Act.

      As this Commission has recognized in SEI Holdings, Inc., HCAR No. 26581 (September 26, 1996) and other decisions, a successful marketer of energy commodities must be able to control some level of physical assets that are incidental and reasonably necessary in its day-to-day operations. Gas marketers today must be able to offer their customers a variety of value-added, or "bundled" services, such as gas storage and processing, which the interstate pipelines offered prior to FERC Order 636.3 In order to provide such value-added services, many of the leading gas marketers have invested in production, gathering, processing, and storage capacity at or near the principal gas producing areas and hubs and market centers in the United States. Similarly, in order to compete with both pipelines and local distribution companies for industrial and electric utility sales, marketers must have the flexibility to acquire or construct such supply facilities. In fact, most of the large marketers with which AEP's non-utility subsidiaries compete own substantial physical assets of the type described herein.

      Exploration, development, production, gathering, processing, and storage capacity would support Applicants' marketing activities by providing the opportunity to hedge the prices of future supplies of oil and natural gas against market fluctuations. Price volatility occurs due to fluctuations in supply and demand over periods as short as one day or seasonally. Storage and pipeline assets allow energy marketers to "bank" lower cost supplies for use during periods of high volatility or take advantage of differential price spreads between different markets. Energy marketers with strong and balanced physical asset portfolios are able to originate tolling or reverse tolling of gas and electric commodities. The integration of exploration, development, production, gathering, and storage assets offers energy marketers the opportunity to provide oil, gas and/or electric products and services to energy users, at their discretion, depending on user requirements and needs. Finally, the physical assets underlying an energy marketer's balance sheet may provide substantial credit support for the financial transactions undertaken by the marketer.

      Consistent with the Previous Orders, it is the intention of Applicants to add non-utility, marketing-related assets as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, or by acquiring existing companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, storage, and transportation). Ultimately, it is the objective of Applicants to control a portfolio of Energy Assets that would provide Applicants with the flexibility and capacity to compete for sales in all major markets in the United States and Canada.

      With respect to investments and/or acquisitions in Canada, as in the United States, such Energy Assets would be incidental to and would assist Applicants and their subsidiaries (or any other energy trading, marketing or brokering subsidiary hereafter acquired by Applicants) in connection with the Commodities Business in Canada. Approval of this portion of the request would be consistent with (i) the Commission's precedent authorizing the Commodity Business in Canada, (ii) the Commission's recognition of the integration of the North American energy market and the competitive benefits of allowing holding companies to transact the Commodity Business in Canada, and (iii) recent trends in energy policy as reflected in legislative and administrative action taken by the United States Congress and U.S. regulatory authorities.4

      C.    Summary of Financing Proposals

      As indicated, Applicants wish to have the flexibility to acquire Energy Assets in cash transactions or in transactions in which the seller may wish to receive common stock or other securities of Applicants or may include the assumption of debt of the seller of such Energy Assets, or any combination of the foregoing. A seller of Energy Assets may, for example, wish to arrange a tax-free transaction in which it receives common stock of AEP. From the Applicants' perspective, having the flexibility to arrange a tax-free transaction may lower the seller's overall sales price. Pursuant to the Previous Orders, AEP was authorized to issue securities in order to finance the purchase of Energy Assets, or the purchase of the securities of companies owning Energy Assets, by AEP, Resources, AEPES and any existing or new, direct or indirect subsidiaries of either company, in an aggregate amount not to exceed $2 billion, such securities to consist of any combination of (i) shares of common stock of AEP; (ii) borrowings by AEP from banks or other financial institutions under credit lines or otherwise; (iii) guarantees of indebtedness issued by Resources, AEPES or any existing or new, direct or indirect subsidiary of, Resources or AEPES; or (iv) guarantees of securities issued by any Special Purpose Finance Subsidiary. Accordingly, in order to provide the maximum flexibility, AEP requests authorization to issue securities in the manner described in an aggregate amount, when added to all other outstanding securities issued to purchase Energy Assets under this File, would not exceed the new Investment Limitation.

      In turn, pursuant to the Previous Orders, Resources, AEPES, any existing or new, direct or indirect subsidiary of Resources, AEPES, as well as any Special Purpose Finance Subsidiary, were authorized to issue debt, equity or preferred securities of any type, including guarantees as appropriate, from time to time during the Authorization Period to finance acquisitions of Energy Assets. Applicants request that, to the extent not exempt under Rule 52 and/or Rule 45(b), such financing authority continue through the Authorization Period in an amount, when added to all other outstanding securities issued to purchase Energy Assets under this File, would not exceed the new Investment Limitation.

      The following financing parameters are consistent with the Previous Orders. The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under this Application will not exceed the greater of (i) 500 basis points over the comparable term U.S. Treasury securities or (ii) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies.5 The effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application will not exceed the greater of
(i) 350 basis points over the comparable term London Interbank Offered Rate ("LIBOR") or (ii) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The dividend rate on any series of preferred securities will not exceed the greater of (a) 700 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such series of preferred securities or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The maturity of unsecured indebtedness will not exceed 50 years. All preferred securities will be redeemed no later than 50 years after the issuance thereof. The total of
(i) any AEP financings for which approval is requested above and (ii) any financings performed on an exempt basis under Rule 52 will not exceed the Investment Limitation. Any debt security issued to AEP to evidence loans by AEP will comply with the requirements of Rule 52(b)(2).

      AEP, Resources, AEPES and any existing or new, direct or indirect subsidiary of either company, request authority to guarantee financial commitments, other than indebtedness, of any entity owning or operating Energy Assets entered into during the Authorization Period in an aggregate principal amount not to exceed the Investment Limitation outstanding at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b). Each guarantor proposes to charge each subsidiary a fee for each guarantee provided on its behalf that is comparable to those obtainable by the beneficiary of the guarantee from third parties. Certain of the guarantees may be in support of obligations of subsidiaries which are not capable of exact quantification. In such cases, Applicants will determine the exposure under such guarantee for purposes of measuring compliance with the Investment Limitation by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. Such estimates will be reevaluated periodically and will be made in accordance with generally accepted accounting principles.

      Dividends Out of Capital.
      ------------------------

      Rule 46 under the 1935 Act prohibits subsidiaries of registered holding companies, including those companies formed by Applicants to own Energy Assets or to hold, directly or indirectly, Applicants' ownership interests in such companies (collectively, "Energy Asset Subsidiaries"), from declaring or paying dividends out of capital or unearned surplus. It is requested that Energy Asset Subsidiaries be authorized to declare and pay dividends to their parent companies from time to time out of capital or unearned surplus to the extent permitted by applicable law.6 Resources and AEPES may then pay dividends to AEP to the extent that the dividend is based upon a (i) corresponding dividend paid to them out of capital or unearned surplus by an Energy Asset Subsidiary that is a direct subsidiary of Resources or AEPES, as the case may be, or (ii) Resources' or AEPES' direct or indirect ownership of an Energy Asset Subsidiary.

      It is expected that situations will arise where Energy Asset Subsidiaries will have unrestricted cash available for distribution in excess of current and retained earnings, if any. Consequently, in these situations the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus.

      One such situation could result if an Energy Asset Subsidiary were to sell a portion or all of its equity in a subsidiary to a third party for cash. It then would have substantial unrestricted cash available for upstream distribution, but (assuming no profit on the sale) would not have available current earnings and therefore could not, without prior Commission approval, declare and pay a dividend to the Applicants out of such cash proceeds.

      Any dividend actually declared and paid by an Energy Asset Subsidiary out of capital or unearned surplus pursuant to the authority requested herein will conform to applicable law of the respective company's jurisdiction of organization and applicable covenant restrictions in loan or other financing agreements.

      The ability of the Energy Asset Subsidiaries to use distributable cash to pay dividends ultimately to Resources or AEPES will benefit the AEP System by enabling Resources and AEPES to dividend the cash to AEP or to apply such amounts to the reduction or refinancing of outstanding bank borrowings and to fund operations of other AEP subsidiaries. In addition, since Energy Asset Subsidiaries will be engaged in activities described in this Application, the payment of dividends out of capital or unearned surplus by these AEP direct and indirect subsidiaries will not adversely affect the financial integrity of the AEP System or jeopardize the working capital of AEP's Utility Subsidiaries within the contemplation of Section 12(c) of the 1935 Act. Similar authority was granted by the Commission in Entergy Corporation, HCAR No. 27039 (June 22,
1999), GPU International, Inc., HCAR No. 27023 (May 14, 1999) and Cinergy Corp., HCAR No. 26984 (March 1, 1999).

      D.    Other Matters

      Pursuant to Rule 24, Applicants propose to report on a quarterly basis the amount of Energy Assets purchased or constructed in the preceding period and a brief description thereof. It is also proposed that the amount, type, and, if a debt security, the maturity and interest rate, of securities issued by AEP, Resources, AEPES and subsidiaries of either company, or any special purpose financing subsidiary in connection with the acquisition of Energy Assets be made a part of such quarterly report filed pursuant to Rule 24, and that such reporting also be in lieu of any separate report on Form U-6B-2 for those financings that are performed on an exempt basis under Rule 52.

      E.    Applicable Rules

      Rules 45, 46 and 52 apply to this request.

      F.    Compliance with Rule 54

      The proposed transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

      AEP consummated the merger with Central and South West Corporation ("CSW") on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (as extended pursuant to HCAR No. 27316, December 26, 2000, the "Rule 53(c) Order").

      AEP currently meets all of the conditions of Rule 53(a), except for clause
(1). At March 31, 2002, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.970 billion, or about 89.8% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2001 ($3.308 billion). With respect to Rule 53(a)(1), however, the Commission has determined that AEP's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See the Rule 53(c) Order.

      In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

      Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the recent growth trend in AEP's retained earnings.

      As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%. As of March 31, 2002, AEP's consolidated capitalization consisted of 62.6% debt, 33.1% common and preferred equity (consisting of 331,618,850 shares of common stock representing 32.5% and $156 million principal amount of preferred stock representing 0.6%), $321 million principal amount of Trust Preferred Securities representing 1.3% and $750 million minority interest in finance subsidiary representing 3.0%.

      Since the date of the Rule 53(c) Order, there has been a reduction in AEP's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the operating subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

      As of December 31, 1999, Standard & Poor's rating of secured debt for AEP's operating subsidiaries was as follows: APCo, A; CSP, A-; I&M, A-; KPCo, A; and OPCo, A-. As of December 31, 1999, Standard & Poor's rating of secured debt for CSW's operating subsidiaries was as follows: CPL, A; PSO, AA-; SWEPCO, AA-; and WTU, A.

      As of February 8, 2002, Standard & Poor's rating of secured debt for AEP's operating subsidiaries was as follows: APCo, A; CSP, A-; I&M, A-; KPCo, A- and OPCo, A-. As of December 31, 2001, Standard & Poor's rating of secured debt for CSW's Operating Subsidiaries was as follows: CPL, A-; PSO, A; SWEPCO, A; and WTU, A-.

      2. Consolidated balance sheet and statements of income and cash flows of AEP at March 31, 2002 are incorporated herein by reference to AEP's Form 10-Q for the period ended March 31, 2002, File No. 1-3525.)


                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                  AMERICAN ELECTRIC POWER COMPANY, INC.
                  AEP ENERGY SERVICES, INC.
                  AEP RESOURCES, INC.


                  By___/s/ A. A. Pena________________
                              Treasurer

Dated:  July 8, 2002


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1 The requested authority is consistent with Commission precedent. See Alliant
Energy Corporation, HCAR No. 27344 (Feb. 12, 2001)(authorizing investment in gas and oil exploration, production, gathering, processing, storage and transportation and facilities and related facilities in the U.S. and Canada); see also Emera Incorporated, HCAR No. 27445 (Oct. 1, 2001).

2 Companies whose physical properties consist of Energy Assets may also be currently engaged in energy (gas or electric or both) marketing or trading activities. To the extent necessary, Applicants request authorization to continue such activities in the event they acquire such companies.

3 See FERC Order 636, "Pipeline Service Obligations and Revisions to Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," 57 Fed. Reg. 13270 (April 16, 1992).

4 See the Commission's analysis in HCAR No. 27062 (August 19, 1999) for a thorough discussion of the integration of North American energy markets.

5 See The Southern Company, HCAR No. 27134 (Feb. 9, 2000).

6 This authorization will not apply if any company becomes a 'public utility' as defined in the 1935 Act.